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                                                              EXHIBIT (a)(1)(ii)






                NOTICE TO LIMITED PARTNERS DATED AUGUST 14, 2002

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                        [NTS - PROPERTIES VI LETTERHEAD]


August 14, 2002



Dear NTS-Properties VI Investor:

         We have recently become aware of a document entitled "Purchase Offer Agreement" sent to at least one of our limited partners by G & S Transfer Agency. It is unclear whether this offer is a tender offer for limited partnership interests. To the extent the offer is a tender offer, we have a conflict of interest in connection with the offer by G & S Transfer Agency because it competes with an offer made by our affiliate, ORIG, LLC. We are therefore remaining neutral and not expressing an opinion regarding the offer by G & S Transfer Agency. However, we wish to note that the price offered by G & S Transfer Agency appears to be before payment of transfer costs. Accordingly, while the price appears to be higher than the price offered by our affiliate, ORIG, before accepting any offer you should consider the cost of transfer.

         Although, as discussed above, we are not expressing an opinion with regard to any offer by G & S Transfer Agency, we do wish to note that we are not aware of any filings made with the SEC by G & S Transfer Agency in connection with its notice. This may be because G & S Transfer Agency's offer does not meet the definition of a tender offer. Alternatively, the offer may be a part of a "mini-tender", which is a tender offer made by a party that does not own, and will not own after the tender offer, 5% of a class of the issuer's securities. In either case, the offer would not be subject to all of the SEC's rules relating to tender offers, including the requirement that tender offer materials be filed with the SEC.

         Offers, which are not subject to all of the SEC's rules relating to tender offers, typically do not provide for the same disclosures and other protections as are required in more highly regulated tender offers. For example, the notice of which we are aware sent by G & S Transfer Agency does not state whether the offer includes a right of withdrawal. This means that if you sell interests to the G & S Transfer Agency, you may not be allowed to receive the higher price offered by ORIG, or any higher price which may be offered in any later offers. In addition, the notice by G & S Transfer Agency does not provide any information regarding the offeror or any plans or proposals the offeror has relating to the Partnership. Finally, the notice of which we are aware appears to be a "confirmation" of the sale of interests to G & S Transfer Agency. However, limited partners may receive a similar notice without having agreed to sell their interests.

         For further information on ORIG's offer, you should refer to its Offer to Purchase dated May 10, 2002 and the related Letter of Transmittal, each of which were furnished to you previously by ORIG. If you receive a notice from G & S Transfer Agency, you should refer to the notice for information regarding G&S Transfer Agency's offer.